February 13, 2025

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Ltd
Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085, the People's Republic of China

       Re: Kingsoft Cloud Holdings Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated January 17, 2025
           File No. 001-39278
Dear Haijian He:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology